October 25, 2024

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, Georgia 30339

       Re: Nocera, Inc.
           Form 10-K/A for Fiscal Year Ended December 31, 2023
           Filed October 7, 2024
           File No. 001-41434
Dear Shun-Chih Chuang:

       We have reviewed your October 7, 2024 response to our comment letter and amended
10-K filing for the period ending December 31, 2023 and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K/A filed October 7, 2024
Comparison of Results of Operations for the years ended December 31, 2023 and December
31, 2022, page 43

1. We note your revised disclosure in response to our prior comment 1 as it relates to your results of operations. We reissue in part asking you to quantify your revenue discussion of your catering business with price and volume elements so that it is clear whether price changes materially impacted the change in catering revenue. We also note your updated discussion still does not disclose the facts and circumstances that precipitated the goodwill impairment charge which comprised 50% of your net loss.
       Also, please revise your explanation of the Net loss attributable to Nocera variance so that the 2023 loss is identified as $4.3 million instead of $2 million. Further, please explain the impact of volume and price changes on your June 30, 2024 revenue variances as previously requested.
Liquidity and Capital Resources; Going Concern, page 44
 October 25, 2024
Page 2

2. We note the revisions made in response to our prior comment 2. However, your June
       30, 2024 Form 10-Q/A continues to identify the lapsed financial support letter as a source of liquidity. It is also not clear why you state on page 40 of the Form 10-Q/A that "there is no substantial doubt as to our ability to continue as a going concern"
       given the potential delisting, the prominent disclosure in your Form 10-K regarding substantial doubt of your ability to continue as a going concern, the excess of current liabilities over current assets, and the substantial excess of your operating cash flow deficits over your cash balance. Please revise.
Report of Independent Registered Public Accounting Firm Opinion on the
Financial
Statements, page F-2

3.     We note your response to our prior comment 5 as it relates to the withdrawal of
       Centurion ZD CPA & Co. as your independent auditor. We further note you filed
       Form 8-K with Item 4.01 on October 16, 2024 stating Enmore LLP has been
       appointed as the Company   s independent registered public accounting
firm. Please
       clarify if Enmore LLP is registered with the PCAOB.
Note 12 - Warrants, page F-21

4. We note your response to our prior comment 8 and the amended warrant activity disclosures within the 10-Q for the period ending June 30, 2024, which reflect beginning balances from the 10-K for the period ending December 31, 2023.
       However, the warrant liability reconciliation of fair value continues to differ between the 10-K and the 10-Q. Please revise.
Note 24 - Subsequent Event, page F-33

5. We note your response to our prior comment 9. In the asset test performed for the
       Xinca acquisition, please clarify how you determined Nocera   s asset
balance to be
       used in the calculation should be $7.6 million when the December 31, 2023 10-K reflects $5.0 million. Also, please explain why you report that Xinca's annual revenue was only $80,798 whereas the June 30, 2024 Form 10-Q states that $379,525 of trade receivables were acquired in the acquisition.
General

6.     We note in your response that the Company   s management, including the
Chief
       Executive Officer, is based primarily in Taiwan, Canada and the United States. Where and if appropriate, and to the extent that one or more of your officers and/or directors are located in China or Hong Kong, please identify each officer and/or director located in China or Hong Kong and create a separate Enforceability of Civil
       Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. In particular, revise to discuss the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section, and include the risk in your summary risk factor disclosure.
 October 25, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-706-8224 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Andy Jin